UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486)
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,464

	8	SHARED VOTING POWER
46,306,703

	9	SOLE DISPOSITIVE POWER
18,464

	10	SHARED DISPOSITIVE POWER
46,306,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,325,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
WWT Opportunity #1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
46,306,703

	9 None	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
46,306,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,306,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 7 (this “Amendment No. 7”) to the Statement on Schedule 13D in respect of the Common Shares of the Issuer (as previously hereby amended, the “Statement”) is being filed by the Reporting Persons with the SEC to report the events described herein. This Amendment No. 7 amends and supplements the Statement as originally filed with the SEC by the Shaun Noll on November 17, 2021 and previously amended by them on January 14, 2022, June 24, 2022, December 2, 2022, December 12, 2022 and November 27, 2023, and by the Reporting Persons on December 11, 2023. Except as otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement prior to amendment hereby.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1), this Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

WWT Opportunity #1 LLC (“WWT1”); and
Shaun Noll, the Managing Member of WWT1.

The Reporting Persons entered into a joint filing agreement, dated as of December 6, 2023, a copy of which was previously filed with Amendment No. 6 on December 11, 2023 as Exhibit 99.4.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 21, 2023, WWT1 purchased 7,283,697 Rights in private transactions. Such Rights entitle the holder to purchase 5,957,337 Common Shares from the Issuer on the applicable terms. WWT1 paid CA$0.0549 per Right, for a total of approximately CA$399,875, using its working capital. Based on the December 21, 2023 daily exchange rate published by the Bank of Canada on December 4, 2023, the total purchase price was equivalent to approximately US$299,959.

The Issuer distributed one Right per Common Share, at no charge, to holders of record of the Common Shares as of the close of business on December 12, 2023, including the Reporting Persons. Mr. Noll received 10,517 Rights and WWT1 received 22,195,589 Rights in such distribution. Each Right entitles the holder thereof to purchase 0.81790023 Common Shares from the Issuer at a subscription price of CA$0.35 per whole Common Share, and is also entitled to oversubscription rights, all as further described in the Issuer’s Free Writing Prospectus filed with the SEC on December 11, 2023.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 7 is incorporated by reference in its entirety into this Item 5.

The percentages of the outstanding Common Shares reported herein as beneficially owned by the Reporting Persons are based upon 104,797,972 Common Shares outstanding on December 7, 2023, as announced by the Issuer on December 11, 2023, adjusted pursuant to Rule 13d-3(d) to give effect to the Common Shares that the Reporting Persons have the right to acquire pursuant to the exercise of the Rights disclosed in Item 3 of this Amendment No. 7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 26, 2023

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll

WWT OPPORTUNITY #1 LLC

By:	/s/ Shaun Noll
Name: Shaun Noll Title: Managing Member